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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              COVALENT GROUP, INC.
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                              (NAME OF THE ISSUER)

                    Common Stock, $0.001 par value per share
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                         (TITLE OF CLASS OF SECURITIES)

                                   222815 10 2
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                                 (CUSIP NUMBER)

                                  Bruce LaMont
                              Covalent Group, Inc.
                           One Glenhardie Corp. Center
                         1275 Drummers Lane, Suite 1000
                                 Wayne, PA 19087
                                 (610) 975-9533
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 26, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

                               (Page 1 of 9 Pages)

                         (Continued on following pages)

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CUSIP NO. 22815 102                   13D                      Page 2 of 9 Pages


    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            HOUSTON VENTURE, INC.
            76-0076145

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]


    3       SEC USE ONLY


    4       SOURCE OF FUNDS
            AF, 00

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            TEXAS

          NUMBER OF                7       SOLE VOTING POWER
           SHARES                                     500,000
        BENEFICIALLY
          OWNED BY
          REPORTING
           PERSON
            WITH
                                   8       SHARED VOTING POWER
                                                          0
                                   9       SOLE DISPOSITIVE POWER
                                                      500,000
                                  10       SHARED DISPOSITIVE POWER
                                                    1,000,000

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,000,000 - SEE ITEM 5

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      8.29% - SEE ITEM 5

    14      TYPE OF REPORTING PERSON       CO


* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended September 30, 1999.

CUSIP NO. 22815 102                   13D                      Page 3 of 9 Pages


    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            HASSAN NEMAZEE

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY


    4       SOURCE OF FUNDS
            PF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

          NUMBER OF                7       SOLE VOTING POWER
           SHARES                                   1,000,000
        BENEFICIALLY
          OWNED BY
          REPORTING
           PERSON
            WITH
                                   8       SHARED VOTING POWER
                                                          0
                                   9       SOLE DISPOSITIVE POWER
                                                       500,000
                                  10       SHARED DISPOSITIVE POWER
                                                    1,000,000

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,000,000 - SEE ITEM 5

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      8.29% - SEE ITEM 5

    14      TYPE OF REPORTING PERSON       IN


* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

** Based upon 12,059,693 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report filed on Form 10-QSB for the quarter ended September 30, 1999.

ITEM 1. SECURITY AND THE ISSUER

         (A)      TITLE OF SECURITY:

                  Common Stock, $0.001 par value per share.

         (B)      NAME OF THE ISSUER:

                  Covalent Group, Inc., a Nevada corporation.

         (C)      THE ISSUER'S PRINCIPAL EXECUTIVE OFFICER:

                  One Glenhardie Corp. Center
                  1275 Drummers Lane, Suite 100
                  Wayne, PA  19087

ITEM 2. IDENTITY AND BACKGROUND

          (a) This statement is being filed jointly (sometimes collectively the "Reporting Persons") on behalf of Hassan Nemazee ("Nemazee") and Houston Venture, Inc. ("Houston").

          Nemazee, Individually and through various entities including Houston is engaged in making venture capital investments in various entities. Nemazee, through various entities, owns in excess of seventy (70%) percent of the shares of Common Stock of Houston.

     (b)-(c) 720 Fifth Avenue, New York, New York 10019.

          (d)-(e) During the last five years, there have been no criminal proceedings against the Reporting Persons.

          During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Nemazee is a citizen of the United States.



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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to an agreement among the Reporting Person, and Covalent Partners, LLC ("Covalent"), the Reporting Persons agreed to acquire an aggregate of 1,000,000 shares of Common Stock of the Issuer (the "Shares"), of which 500,000 Shares were acquired by Houston and 500,000 Shares were acquired by Nemazee, for a purchase price of $2.25 per share or an aggregate $2,250,000. In connection therewith, Houston and Nemazee each advanced the sum of $1,25,000.00 to Covalent evidenced by promissory notes (the "Notes"). On January 26, 2000, the Notes were repaid by the transfer of Shares by Covalent to Houston and Nemazee.

          The funds for the acquisition of the Shares were personal funds of Nemazee.

ITEM 4. PURPOSE OF THE TRANSACTION

          Nemazee and Houston acquired shares of the Issuer for general investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a)- Based on the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, there were 12,059,693 shares of Common Stock outstanding. The following summarizes the shares of the Issuer beneficially owned by the Reporting Persons:



                                   NUMBER OF SHARES OF           NUMBER OF SHARES OF
                                STOCK (BUT FOR RULE 13D-         STOCK BENEFICIALLY            PERCENTAGE OF CLASS
          INVESTOR                       5(B)(1)                        OWNED                  BENEFICIALLY OWNED
----------------------------- ----------------------------- ----------------------------- -----------------------------
Hassan Nemazee                           500,000                      1,000,000                       8.29%
Houston Venture, Inc.                    500,000                      1,000,000                       8.29%


          Beneficial ownership of 500,000 shares of Common Stock of the Issuer otherwise beneficially owned by Houston is attributed to Nemazee by virtue of Rule 13d-3(a)(1) and 13d-3(a)(2) of the Exchange Act.

          (b) Not applicable.

          (c) Not applicable.

          (d) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

          In connection with the sale of the Shares, the Reporting Persons entered into a Stockholders' Agreement with Covalent pursuant to which the Reporting Persons agreed to vote the Shares as directed by Covalent to and including May 15, 2000. In addition, there are certain restrictions on the transfer of the Shares through May 15, 2000. Finally, there are tag along rights and registration rights relating to the Shares.

          The foregoing summary of the Stockholders' Agreement is qualified in its entirety by reference to a copy of the Agreement included as Exhibit
     99.3 to this Schedule 13D and incorporated herein in its entirety by reference.

          Other than as described in the foregoing paragraphs and in Item 6 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities , finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          99.1 Promissory Note dated January 20, 2000, by and between Hassan Nemazee and Covalent Partners, LLC

          99.2 Promissory Note dated January 20, 2000, by and between Houston Venture, Inc. and Covalent Partners, LLC

          99.3 Stockholders' Agreement dated January 20, 2000, by and among Covalent Partners, LLC, Hassan Nemazee and Houston Venture, Inc.


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                                   SIGNATURES

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2000

                                              HOUSTON VENTURE, INC.


                                              By: /s/ Hassan Nemazee
                                                  -----------------------------
                                                  Hassan Nemazee, President

                                                  /a/ Hassan Nemazee
                                                  -----------------------------
                                                  Hassan Nemazee


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                             JOINT FILING AGREEMENT


         In accordance with Rule 13d(l)(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the acquisition of Common Stock, par value $0.001, of Covalent Group, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has any reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

February 2, 2000

                                              HOUSTON VENTURE, INC.


                                              By: /s/ Hassan Nemazee
                                                 ------------------------------
                                                 Hassan Nemazee, President

                                                 /s/ Hassan Nemazee
                                                 -----------------------------
                                                 Hassan Nemazee

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                                  EXHIBIT INDEX



EXHIBIT                       DESCRIPTION OF DOCUMENT

99.1 Promissory Note dated January 20, 2000, by and between Hassan Nemazee and Covalent Partners, LLC

99.2 Promissory Note dated January 20, 2000, by and between Houston Venture, Inc. and Covalent Partners, LLC

99.3 Stockholders' Agreement dated January 20, 2000, by and among Covalent Partners, LLC, Hassan Nemazee and Houston Venture, Inc.



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